February 4, 2014

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.



Eugene Sit

Read about Sit Investment Associates & Sit Mutual Funds founder Eugene Sit.

Third Quarter Markets Review

Domestic equity markets recovered most of their August losses and finished the third quarter in positive territory. The S&P 500® Index finished September up +3.1% and +5.2% for the quarter. The Index gained +19.8% through the first nine months of 2013. Small and medium capitalization stocks outperformed large cap stocks in the third quarter and for the year-to-date period. Growth stocks, across all capitalization sizes, outperformed their value counterparts in September and the quarter and the year-to-date period. Within global equity markets, the United States ranked fifth out of 33 countries for the year-to-date period, with Ireland, Finland, Japan and Switzerland ranking higher.

During the third quarter, market anticipation of tapering the quantitative easing program drove interest rates higher until the Federal Reserve announced in September that the current level of asset purchases would continue. Fixed income markets rebounded in September after struggling earlier in the quarter. The 10-year and 30-year Treasury yields reached 2.99% and 3.92%, respectively, before the Fed announcement and ended the quarter at 2.61% and 3.69%, respectively. The Barclay's Aggregate Bond Index returned +0.57% for the quarter, with all sectors posting positive returns. Almost all of the positive performance was generated in September following the Fed announcement.

2013 Year-End Distribution Amounts

Sit Mutual Funds distributed 2013 net realized capital gains and income to shareholders (of record on December 17th) on December 18, 2013. For distribution amounts for the year 2013, please view the ***Distribution Table***.

- ***2013 Year-End Distribution Table***

Manage Risk With Asset Allocation

Asset allocation is a very important part of risk management within an investment portfolio. By investing in multiple asset classes, such as stocks, bonds, real estate, etc., that do not have closely correlated returns, investors can lower the variability of the returns that their portfolio experience over time. After an allocation method has been selected, periodically rebalancing the portfolio becomes an integral component to this process.

Through different allocation and diversification strategies, it may be possible to create portfolios with reduced risk (as measured by return variability) that can produce more consistent returns. For example, the S&P 500® Index, which is often used as a proxy for U.S. large cap stocks, fluctuated in annual returns from a low of -37.00% (2008) to a high of 26.47% (2009) for the five years ended December 31, 2012, while the Barclays U.S. Aggregate Bond Index, a proxy for the U.S. taxable bond market, only fluctuated between +4.22% (2012) and +7.84% (2011) over the same time period. During the calendar year of 2008, a portfolio comprised of holdings from both indices would have experienced a smaller decline than one made up entirely of the S&P 500 Index. In 2012, investing only in bonds (as defined by the Barclays U.S. Aggregate Bond Index) would have produced a positive return of 4.22%, but adding stocks to the equation would have increased the return on a portfolio for that year.


Current Income
Stocks 30%
Bonds 70%
Income and Growth
Bonds 50%
Stocks 50%
Growth
Bonds 30%
Stocks 70%
High Growth
Bonds 20%
Stocks 80%
Lower Risk
Higher Risk

Read the full article "Manage Risk With Asset Allocations".

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2013 Tax Resource Center

- 2013 Tax Information Brochure
- 2013 Tax Form Mailing Dates
- 2013 Year-End Distributions
- Contribution Limits & Deadlines

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Performance

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Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 1/31/2014

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**1.93%**	**12.01%**	**8.78%**	**12.74%**	**5.94%**	**6.79%**
S&P 500® Index[3]	2.00	21.52	13.93	19.19	6.83	8.98
Barclays Aggregate Bond Index[4]	0.53	0.12	3.73	4.93	4.62	5.79
Dividend Growth Class I	**1.01**	**16.00**	**12.16**	**17.78**	--	**9.08**
S&P 500® Index[3]	2.00	21.52	13.93	19.19	--	6.96
Dividend Growth Class S	**0.95**	**15.70**	**11.88**	**17.48**	--	**8.00**
S&P 500® Index[3]	2.00	21.52	13.93	19.19	--	6.40
Global Dividend Growth[5] Class I	**-0.93**	**10.18**	**8.12**	**14.23**	--	**10.34**
Global Dividend Growth[5] Class S	**-0.99**	**9.85**	**7.85**	**13.93**	--	**10.05**
MSCI World Index[6]	0.08	16.07	9.28	16.27	--	8.11
Large Cap Growth	**2.80**	**18.82**	**11.79**	**16.14**	**7.16**	**9.89**
Russell 1000® Growth Index[7]	2.74	24.35	14.37	20.88	7.30	10.97
Mid Cap Growth	**2.59**	**21.35**	**12.09**	**20.98**	**8.69**	**12.07**
Russell Midcap® Growth Index[8]	3.17	25.08	14.03	23.97	9.17	--
International Growth[5]	**-2.88**	**7.60**	**4.96**	**13.27**	**4.68**	**4.16**
MSCI EAFE Growth Index[9]	-2.08	11.84	6.23	13.81	6.28	4.28
Small Cap Growth[10]	**2.86**	**24.42**	**13.91**	**22.14**	**8.88**	**11.27**
Russell 2000® Growth Index[11]	4.40	32.13	16.36	24.10	8.66	8.05
Developing Markets Growth[5]	**-8.20**	**-8.35**	**-4.37**	**12.99**	**7.79**	**4.29**
MSCI Emerging Markets Index[12]	-9.46	-12.39	-5.76	12.08	7.43	3.48

Average Annual Total Returns - Fixed Income Funds

As of 1/31/2014

(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities[13]	**0.42%**	**-1.31%**	**1.16%**	**3.20%**	**3.77%**	**5.90%**
Barclays U.S. 1-3 Year Gov't/Credit Index[14]	0.03	-0.06	2.32	2.63	3.77	6.11
Quality Income[15]	**0.29%**	**0.64**	--	--	--	**0.67**
Barclays 1-3 Year Gov't/Credit Index[16]	0.20	0.79	--	--	--	0.77
Tax-Free Income[17]	**2.86**	**-2.35**	**6.61**	**7.49**	**3.42**	**5.19**
Barclays 5-Year Municipal Index[18]	0.83	1.39	4.02	3.87	3.98	5.50
Minnesota Tax-Free Income[17,19]	**2.25**	**-1.37**	**5.88**	**7.03**	**4.22**	**4.85**
Barclays 5-Year Municipal Index[18]	0.83	1.39	4.02	3.87	3.98	4.76

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Global Dividend Growth Fund 9/30/08; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit U.S. Government Securities Fund 6/2/87; Sit Quality Income Fund 12/31/12; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93.

(3) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(4) The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(5) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(6) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12).

(7) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization.

(8) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell Midcap Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index.

(9) The MSCI EAFE Growth Index (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of growth oriented developed market stocks withing Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(10) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility.

(11) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization.

(12) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(13) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(14) The Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(15) Quality Income Fund's inception date is 12/31/12. The 1-year return will begin to be reported on 12/31/13.

(16) The Barclays 1-3 Year U.S. Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transacton costs, management fees or other costs. It is not possible to invest directly in an index.

(17) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(18) The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(19) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

2014 Investment Seminars

You are invited to attend any of the three investment seminars Sit Mutual Funds is offering in 2014. Each seminar will be held at two different locations and times on the dates scheduled, except additional sessions scheduled due to demand. Breakfast will be served at the morning seminars and lunch at the noon sessions.

To reserve your place, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554. **A reservation is required.**

Morning Session 7:30 - 8:30 a.m.	Edina Country Club 5100 Wooddale Avenue Edina, Minnesota
Noon Session 12:00 - 1:00 p.m.	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota

Morning Dates	*Noon Dates*	
2/25	*2/25 (Full)* *2/26 (Full)* *2/27*	**The Language of the Markets** *When you hear the phrase "the market", what comes to mind? The Dow, NASDAQ* or something else? There are different markets, many terms and it is sometimes difficult to understand what all the terminology means. Attend this seminar to understand the language of the markets and how to use this information to build a solid investment portfolio.

Morning Dates	*Noon Dates*	
3/25	3/24 *3/25 (Full)* *3/26 (Full)* *3/27 (Full)*	**Tax Update for Investors** *If you think there have been a lot of tax changes lately, you're right! Take steps to preserve your nest egg by attending this seminar to learn about recent changes to federal, state, investment, retirement, gift and estate taxes. A brief update on the Affordable Care Act ("Obamacare") will be given too.*

Morning Dates	*Noon Dates*	
4/29	*4/29 (Full)* *4/30 (Full)* 5/1	**Smart Ways to Prevent Identity Theft** *Identity theft occurs when your personal information is stolen and used without your permission. If your identity is stolen, it could take months to straighten everything out. Attend this seminar to prevent a future headache and learn some intelligent ways to protect your family.*

NOTE: When demand is great, we will add additional seminar dates. Please check www.sitfunds.com or call Steve Benjamin for up-to-date seminar offerings.

Performance

Click here for the performance results in Adobe PDF Format.

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 1/31/2014

(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]
Dividend Growth Class I	1.48%	1.54%
Dividend Growth Class S	1.23	1.30
Global Dividend Growth[2] Class I	1.46	1.49
Global Dividend Growth[2] Class S	1.21	1.26

Current Yields and Distribution Rates - Fixed Income Funds

As of 1/31/2014

(Updated Monthly)

Fund Name	30-Day SEC Yield[1]	12-Month Distribution Rate[1]	Dividend Distribution Factor
U.S. Government Securities[3]	1.71%	0.91%	0.01180
Quality Income	0.74	0.94	0.00470
Tax-Free Income[4]	4.37	4.16	0.03015
Minnesota Tax-Free Income[4,5]	4.17	3.50	0.03499

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

(2) Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

(3) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(4) Income from tax-exempt funds may be subject to state & local taxes. Capital gains distributions, if any, will be subject to tax.

(5) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

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